Filed by: IMH  Secured Loan Fund, LLC and IMH Financial Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Companies: IMH Secured Loan Fund, LLC and IMH Financial Corporation
Registration Statement Number.:  333-164087
Registration Statement Number.: 333-164087-01

The following is a letter sent by Investors Mortgage Holdings Inc., the manager of IMH Secured Loan Fund, LLC (the “Fund”), on behalf of the Fund to members of the Fund after the close of business, Eastern Time, on May 21, 2010 or thereafter:

May 2010

Dear Members:

On behalf of the IMH Secured Loan Fund (the “Fund”), we are pleased to inform you that the U.S. Securities and Exchange Commission (“SEC”) declared the registration statement on Form S-4 dated May 10, 2010, including the preliminary consent solicitation/prospectus (the “S-4”) effective on May 14, 2010.  As a result, we are in a position to present for your consideration the definitive consent solicitation/prospectus filed with the SEC (the “Consent Solicitation/Prospectus”), which has been mailed to all of the Fund’s members (the “Members”).  The Consent Solicitation/Prospectus provides an account of a series of transactions, which we refer to collectively as the “Conversion Transactions,” that seek to favorably reposition the Fund’s financial and operational affairs.

Investors Mortgage Holdings, Inc. (the “Manager”), the manager of the Fund, believes that the Conversion Transactions will, among other goals:

▪	position the Fund to become a publicly traded corporation listed on a national securities exchange;
▪	create the opportunity for liquidity for Members of the Fund;
▪	cause the Fund to become internally managed, which eliminates potential conflicts and more fully aligns the interests of the Fund and the Manager;
▪
create the opportunity to raise additional capital in the public markets, enabling the Fund to better acquire and originate commercial mortgage loans and other real estate related investment opportunities; and

▪	create the opportunity to achieve long-term value for stockholders through dividends and capital appreciation.

The Conversion Transactions that we present for your approval reflect our analysis of the prospects and the outlook of the Fund’s current business model and capital structure as compared to those of the new corporate structure as explained in the Consent Solicitation/Prospectus.  We believe that the proposed Conversion Transactions will better position the Fund to achieve the various economic objectives of our diverse Fund membership.  To some Members, we believe the Conversion Transactions will represent the opportunity to attain nearer-term liquidity on their investment; to others, we believe the Conversion Transactions will provide the opportunity to achieve long-term value through dividends and capital appreciation.  In either case, we believe that the Conversion Transactions serve to meet the current and ongoing needs of Members, while working to enhance the Fund’s viability in this market, and strengthening its sustainability moving forward.

Over the course of the past five months, during which time the S-4 has been under review by the SEC, we have limited our traditional communications to Members in light of the SEC’s review.  Before arriving at the decision to recommend the Conversion Transactions to the Members, we examined other strategies and options available to the Fund.  Our plan had always been to employ a reasonable amount of patience — to wait for a more favorable economic environment to prevail — and to achieve liquidity by strategically disposing of portfolio assets whenever possible.  We believe that capital availability and the real estate market in general will eventually return.  However, our concern is how long it will take to do so.  Many experts predict, and we agree, that a recovery in the real estate sector in which we participate is still potentially several, if not many years away.   Additionally, as an early-stage lender, the assets of the Fund were never intended to be income producing, stand-alone assets.  Accordingly, we believe the Fund is not in a position to simply wait.  Nor do we believe, as the Manager, that it is responsible to ask the Members to do the same.  We believe a potentially extended holding period is likely to be costly and is unlikely to provide members with near term liquidity or current income.  Thus, we believe that a “wait and see” strategy is not a viable option for the Fund.

While to date we have been able to avoid large-scale, forced asset sales in the face of this extremely volatile and distressed market — the ongoing uncertainty regarding the timing and strength of any economic recovery means it is unclear how long the Fund can continue to essentially tread water in its current structure.   As the Manager, we believed it was not only advisable, but also necessary, to propose a reasonable solution for the Members in the midst of a market environment that, after 18 months in hibernation, was not providing one.

We believe that the Consent Solicitation/Prospectus will assist you in making an informed decision regarding the Conversion Transactions.  Throughout the review process by the SEC, we have worked to integrate numerous important updates and revisions to the proposed Conversion Transactions based on suggestions from the Members, from financial advisors of Members, through the regulatory review process with the SEC, as well as from our various legal, accounting, and securities advisors. We believe that when you understand the Conversion Transactions in their entirety, you will agree that the proposed Conversion Transactions are in the best interests of the Fund and its Members.

A more detailed and comprehensive explanation of the Conversion Transactions can be found in the Consent Solicitation/Prospectus itself.  We strongly encourage a comprehensive reading and understanding of the Consent Solicitation/Prospectus in its entirety. However, at this time, we would like to address the following points from and related to the Consent Solicitation/Prospectus in particular:

▪
Through the Conversion Transactions, Members are converting their membership units in the Fund into shares of IMH Financial Corporation common stock. Members may elect to receive either Class B Shares or Class C Shares (or a combination thereof) in exchange for their units.  Class B Shares are for those who do not wish to sell shares at IPO.  Class B Shares will also be eligible to receive a special dividend of $0.95 per share if held through the twelve month anniversary of an IPO (subject to certain restrictions).  Class C Shares are eligible for potential redemption at the initial public offering price if an IPO is completed.

▪
Class C Shares not redeemed in an IPO will be converted into Class B shares, making them eligible for the special dividend and subject to the same restrictions on sale and transfer through six, nine, and twelve months after an IPO.  We believe this restriction schedule will help ensure a balance between supply and demand of shares, allowing the stock to trade in a more orderly fashion following an IPO.  From the date of consummation of the Conversion Transactions, stockholders will be eligible for any other dividends declared by the board of directors, provided the stockholders own the shares on the record date for any such dividends.

▪
The Manager and its affiliates are being acquired by the Fund for 895,750 shares of stock of IMH Financial Corporation that are subject to additional transfer restrictions.  There will be no cash consideration paid to the owners of the Manager and its affiliates for the acquisition.  Current employees of the Manager — including Will Meris and myself — will become direct employees of IMH Financial Corporation, and will report to, and be subject to, a Board of Directors, the majority of whom will be independent.

▪
Since its inception, the Fund has been audited by an independent, well known auditing firm on an annual basis.  We believe that our SEC filings and audit history have consistently provided the Members with an elevated level of transparency not traditionally associated with private investment vehicles. IMH Financial Corporation will also continue to be subject to SEC reporting requirements and, in connection with a listing, will be subject to the enhanced corporate governance requirements under the Sarbanes-Oxley Act and the exchange on which it lists, and will have a newly appointed Board of Directors, which will satisfy the strict independence requirements of a national securities exchange and the SEC.

▪
To underscore our commitment to the future success of the business, as well as our belief that the Conversion Transactions represent the most attractive near and long-term option available to the Fund and its Members, Will Meris and I have voluntarily agreed to have substantial liquidity restrictions on the stock that we receive for the acquisition of the Manager and its affiliates.  Following completion of the Conversion Transactions, Will and I are prohibited from selling any of our shares from the acquisition of the Manager and its affiliates until the earlier to occur of (i) IMH Financial Corporation achieves a market capitalization (or book value) equal to the original Members’ interests of $730,383,530.78 (which was the net invested capital of the Fund as of September 30, 2008, the quarter and immediately prior to the suspension of redemptions) or (ii) four years after the Conversion Transactions.  The above restrictions also terminate if a change of control occurs or we are terminated without cause.

▪
Moreover, to underscore our belief in the importance of completion of an exchange listing and IPO to the long-term success of IMH Financial Corporation, we will not receive any distribution in a liquidation of IMH Financial Corporation unless the value achieved in the liquation is in excess of $730,383,530.78 (net of capital raised and less all distributions made unless IMH Financial Corporation) is both listed on a national securities exchange AND we raise at least $50 million in new equity or debt or a combination thereof.

▪	I would like you to know that I have personally requested not to be released from any personal guarantees, including the lease guarantee on our office space.

▪
Upon completion of the Conversion Transactions, the sources of revenue to which the Manager is currently entitled will belong to the Fund, and the Fund will directly or indirectly be responsible for operating expenses historically paid by the Manager. Although we anticipate a net loss for the six month period ending June 30, 2010, in twelve of the thirteen years since the inception of the company, the Manager consistently earned a net profit.

▪
As soon as is practical, after the acceptance and completion of the Conversion Transactions, we intend to initiate a quarterly dividend policy, subject to the approval of the IMH Financial Corporation Board of Directors.  Initially, our ability to pay dividends will rely on our ability to use the net proceeds from an IPO or other financing to pursue new income-generating investments.

Following the Conversion Transactions, we plan to seek to raise new equity capital through an IPO.  We believe that such capital proceeds will allow the Fund to seize new investment opportunities available in the current distressed marketplace, provide the ability to deploy capital at considerably higher yields than what the Fund has historically enjoyed, and reduce the need to liquidate excellent assets we currently own due to capital requirements of the portfolio.  In fact, we have heard a misconception expressed by some that part of the Conversion Transactions involves selling all of the current portfolio in favor of new assets.  To the contrary, although it is true that the process of foreclosing on assets and owning the collateral outright is substantially more costly than acting solely as a lender, one of the reasons we are pursuing the Conversion Transactions and new capital is our belief that it helps to ensure that we DO NOT need to participate as a forced seller in this current difficult environment.  As a result, we believe the Conversion Transactions will not only allow us to pursue new investment opportunities and reposition the portfolio toward earning assets, which translates into income available for dividends, but will also provide us the ability to be more strategic regarding decisions related to the Fund’s current portfolio assets.

We expect to continue to focus on generating revenues and capital gains through acquiring, originating and managing commercial real estate mortgage loans and real estate related investments. However, and importantly, we believe that our proposed new structure and capitalization will also better provide us with the ability to determine where the Fund’s dollars will work hardest and most productively — in its existing assets or in newly acquired investments.

We are aware of the correspondence that has been sent to you by a Member who is opposed to the Conversion Transactions and apparently prefers to employ an extended holding-period strategy until the market recovers — in effect, to maintain a “do nothing, wait and see” stance.  We believe that such correspondence was designed, among other purposes, specifically to evoke Member resistance and indecision relative to the proposed Conversion Transactions.  We are also aware of another investment group that has announced its intention to oppose the Conversion Transactions, and to seek to have the Fund enter into a management arrangement and lending arrangement with member(s) of that group.  We believe that the member above and this investment group are not acting for the benefit of the Fund and its Members as a whole. Once that group has better articulated its proposals and made the required filings with the SEC, we intend to address its proposal more fully. We believe this group is intruding into the Member voting process without any meaningful understanding of the Fund and its assets.

We fully expected potential opposition by groups that (i) have not adequately considered the varied objectives of the Members, (ii) have little or no understanding of the types of assets the Fund owns, and (iii) have developed no specific management, investment or disposition strategy that provides the Members with liquidity, income, or capital appreciation in either the short term or the long term.  In the absence of a more specific proposal, we believe that these groups have unfortunately focused on both providing incomplete and confusing information, and making baseless claims against the Manager.

Detractors of the Conversion Transactions have argued that current mark-to-market adjustments relative to the Fund’s assets and its current valuation by that model are the result of “poor management.”  The U.S. economy and world markets on the whole are in the midst of the largest and most rapid global market deterioration in history — over which we believe nobody, specifically the Manager, had control.  We believe that the fact that the Fund has been able to survive, in the face of enormous real estate market pressures, and especially when many former peer firms of the Fund, both locally and nationally, have not survived, is a testament to the Manager’s ability to successfully navigate difficult economic circumstances.

We wanted to provide an illustration of the historical performance of the Fund (and the pro forma historical performance of the Fund assuming the Manager had been integrated earlier) relative to the NAREIT index, which is a commonly referenced index on the performance of real estate mortgage REITS (real estate investment trusts) based on the reported market value of publicly traded mortgage REITS, which we consider to be a comparable measure. Because the Fund is not publicly traded, there is no publicly traded market value, so, internal rate of return (IRR) information with respect to the Fund is based on the sum of the (i) actual monthly distributions to members over the six year period ended December 31, 2009 and (ii) the ending net asset value of the Fund at that date.  As you can see from the graph below, assuming the pro forma integration of the Manager, the performance of the Fund is substantially better than the performance of the NAREIT index.

*NATIONAL ASSOCIATION OF REAL ESTATE INVESTMENT TRUSTS

As the Manager, we understand that the Conversion Transactions proposal is dependent on the membership vote, and we have remained cognizant of that fact in structuring the proposed Conversion Transactions.  We further recognize that not all Members of the Fund may ultimately elect to approve the Conversion Transactions, and we are respectful of that.  The consent process for the Conversion Transactions is intended to allow for a proper and orderly forum by which investors can vote in whichever manner they deem most appropriate for them.

We would like to reiterate our gratitude to the Members for the expressions of encouragement extended to us throughout a protracted period of U.S. and global economic volatility.  Your support strengthens our resolve to navigate through this “Great Recession” and to provide Members the opportunity to achieve liquidity, income and appreciation.

Below please find the link to an online video presentation that we have prepared for Fund members.  We believe this presentation will provide you with an additional perspective pertaining to the Conversion Transactions and our business in general.

http://www.imhre.com/videoConf.htm

With a view toward an eventual recovery in the broader U.S. economy and real estate assets in general, we believe we are embarking on an exciting new period for — and an important business evolution of — the Fund.  We ask that you vote in favor of the Conversion Transactions and remit your consent as soon as possible. The consent cards provide detailed instructions on how to vote. If you have questions regarding this process, we have established toll-free numbers for you to call to ensure that you receive prompt attention. Alternatively, you may always contact us directly in order to speak with an IMH representative.  You may also wish to consult with your investment advisors about the proposed Conversion Transactions.  We are eager to work towards our goal of restoring value and providing you with appreciable returns on your investment.

Sincerely,

Shane Albers
Chairman and CEO

As a public reporting entity, the Fund files periodic reports with the SEC. For additional financial and other important information pertaining to the Fund, individuals can visit www.sec.gov and reference CIK #1397403.

Forward-Looking Statements

This communication contains certain forward-looking statements.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “should” and “would” or the negative of these terms or other comparable terminology.  The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Risk factors include, without limitation, (i) the risk that the economy and real estate and other markets will not improve, which could harm our ability to sell or dispose of the assets we own and the ability of our borrowers to pay obligations under, or repay our commercial mortgage loans on maturity or obtain take-out financing in a timely manner, on reasonable terms, or at all, which would harm our liquidity and operating results; (ii) the risk that we may not be able to complete an initial public offering and the lack of assurance that even if we completing a listing or initial public offering, an established and liquid trading market for IMH Financial Corporation common stock may not develop; (iii) the risks that if our liquidity continues to dissipate and we are unable to meet our obligations, we may be forced to sell certain of our assets for a price at or below the current book value of the assets, which could result in a loss,  (iv) the risks generally associated with the lending to, and ownership of, real estate related assets, including changing economic conditions, environmental risks, unforeseen statutory and regulatory changes, the cost of and ability to obtain insurance and risks related to developing and leasing of propertied, and (v) potential litigation associated with the Conversion Transactions,  all as more fully discussed with other risks that could cause results to differ from those suggested or intended in any forward-looking statements, under the heading entitled “Risk Factors” in the definitive consent solicitation/prospectus filed pursuant to Rule 424(b), our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as amended and subsequent Quarterly Reports on Form 10-Q and other filings with the SEC.  These forward-looking statements are made only as of the date hereof and we undertake no obligation, and disclaim any duty, to update or revise any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Important Additional Information for Investors and Stockholders

This communication may be deemed to be made in respect of the proposed conversion of IMH Secured Loan Fund (the “Fund) into IMH Financial Corporation and the exchange of all outstanding equity interest in Investors Mortgage Holdings Inc. (the “Manager”) and IMH Holdings LLC (“Holdings”) for stock of IMH Financial Corporation and may be deemed solicitation material regarding these proposed transactions (the “Conversion Transactions”).  In connection with the proposed Conversion Transactions, the Corporation has filed a registration statement on Form S-4, including a preliminary consent solicitation statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”).  The definitive consent solicitation statement/prospectus has been filed with the SEC and is being mailed to members of the Fund.  SECURITYHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION /PROSPECTUS (AND ANY AMENDMENTS OR SUPPLEMENTS) CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE FUND, IMH FINANCIAL CORPORATION, THE MANAGER, HOLDINGS, AND THE PROPOSED CONVERSION TRANSACTIONS.

The Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of consents from the members of IMH Secured Loan Fund, LLC in respect of the proposed Conversion Transactions.  Information regarding the Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers is included in the preliminary consent solicitation statement/prospectus filed with the SEC on May 10, 2010 and the definitive consent solicitation/prospectus has been mailed to members of the Fund.  Members can obtain more detailed information regarding the direct and indirect interests of directors and executive officers in the Conversion Transactions by reading the definitive consent solicitation statement/prospectus.

Members may obtain free copies of the consent solicitation statement/prospectus and other documents filed with the SEC at the SEC’s website at www.sec.gov, or through the Manager’s website at www.imhre.com.  Information on the Manager’s website shall not be deemed to be a part of or otherwise incorporated by reference in any SEC filings.  Such documents, as available, can also be obtained by directing a request to the Fund, Attention: Investor Relations, telephone: (480) 840-8400.

* * * * *